Exhibit 4.2

This SERIES SUPPLEMENT, dated as of May 8, 2018 (this “Supplement”), is by and between PSNH FUNDING LLC 3, a limited liability company created under the laws of the State of Delaware (the “Issuer”), and The Bank of New York Mellon, a New York banking corporation (“Bank”), in its capacity as securities intermediary  (in such capacity, the “Securities Intermediary”) and in its capacity as indenture trustee (in such capacity, the “Indenture Trustee”) for the benefit of the Secured Parties under the Indenture dated as of May 8, 2018, by and between the Issuer and The Bank of New York Mellon, in its capacity as Indenture Trustee and as Securities Intermediary (the “Indenture”).

PRELIMINARY STATEMENT

Section 9.01 of the Indenture provides, among other things, that the Issuer and the Indenture Trustee may at any time enter into an indenture supplemental to the Indenture for the purposes of authorizing the issuance by the Issuer of the Rate Reduction Bonds and specifying the terms thereof. The Issuer has duly authorized the creation of the Rate Reduction Bonds with an initial aggregate principal amount of $635,663,200 to be known as Senior Secured Rate Reduction Bonds, Series 2018-1 (the “Rate Reduction Bonds”), and the Issuer and the Indenture Trustee are executing and delivering this Supplement in order to provide for the Rate Reduction Bonds.

All terms used in this Supplement that are defined in the Indenture, either directly or by reference therein, have the meanings assigned to them therein, except to the extent such terms are defined or modified in this Supplement or the context clearly requires otherwise. In the event that any term or provision contained herein shall conflict with or be inconsistent with any term or provision contained in the Indenture, the terms and provisions of this Supplement shall govern.

GRANTING CLAUSE

The Issuer hereby Grants to the Indenture Trustee, as Indenture Trustee for the benefit of the Secured Parties of the Rate Reduction Bonds, all of the Issuer’s right, title and interest (whether now owned or hereafter acquired or arising) in and to (a) the RRB Property, (b) all RRB Charge related to the RRB Property, (c) the Sale Agreement and all property and interests in property transferred under the Sale Agreement with respect to the RRB Property and the Rate Reduction Bonds, (d) the Servicing Agreement, the Administration Agreement, any Intercreditor Agreement and any subservicing, agency, administration or collection agreements executed in connection therewith, to the extent related to the foregoing RRB Property and the Rate Reduction Bonds, (e) the Collection Account, all Subaccounts thereof and all amounts of cash, instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto, (f) all rights to compel the Servicer to file for and obtain periodic adjustments to the RRB Charge in accordance with RSA 369-B:4, III and the Finance Order, (g) all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing, whether such claims, demands, causes and choses in action constitute RRB Property, accounts, general intangibles, instruments, contract rights, chattel paper or proceeds of such items or any other form of property, (h) all accounts, chattel paper, deposit accounts, documents, general intangibles, goods, instruments, investment property, letters of credit, letters-of-credit rights, money, commercial tort claims and supporting obligations related to the foregoing, and (i) all payments on or under, and all proceeds in respect of, any or all of the foregoing, it being understood that the following do not constitute RRB Collateral: (x) cash that has been released pursuant to the terms of the Indenture, including Section 8.02(e)(xi) following retirement of all Outstanding Rate Reduction Bonds and (y) amounts deposited with the Issuer on the Closing Date, for payment of costs of issuance with respect to the Rate Reduction Bonds and (z) all Capital Subaccount Investment Earnings (together with any interest earnings thereon), it being understood that such amounts described in clause (x), clause (y) and clause (z) above shall not be subject to Section 3.17 of the Indenture.

The foregoing Grant is made in trust to secure the Secured Obligations equally and ratably without prejudice, priority or distinction, except as expressly provided in the Indenture, to secure compliance with the provisions of the Indenture with respect to the Rate Reduction Bonds, all as provided in the Indenture and to secure the performance by the Issuer of all of its obligations under the Indenture. The Indenture and this Supplement constitute a security agreement within the meaning of the Financing Act and under the UCC to the extent that the provisions of the UCC are applicable hereto.

The Indenture Trustee, as indenture trustee on behalf of the Secured Parties of the Rate Reduction Bonds, acknowledges such Grant and accepts the trusts under this Supplement and the Indenture in accordance with the provisions of this Supplement and the Indenture.

SECTION 1. Designation. The Rate Reduction Bonds shall be designated generally as the Rate Reduction Bonds and further denominated as Tranches A-1 through A-3.

SECTION 2. Initial Principal Amount; Bond Interest Rate; Scheduled Final Payment Date; Final Maturity Date. The Rate Reduction Bonds of each Tranche shall have the initial principal amount, bear interest at the rates per annum (the “Bond Interest Rate”) and shall have the Scheduled Final Payment Dates and the Final Maturity Dates set forth below:

Tranche	Initial Principal Amount	Bond Interest Rate	Scheduled Final Payment Date	Final Maturity Date
A-1	$235,900,000	3.094%	02/01/2024	02/01/2026
A-2	$111,600,000	3.506%	08/01/2026	08/01/2028
A-3	$288,163,200	3.814%	02/01/2033	02/01/2035

The Bond Interest Rate shall be computed on the basis of a 360-day year of twelve 30-day months.

SECTION 3. Authentication Date; Payment Dates; Expected Amortization Schedule for Principal; Periodic Interest; Book-Entry Rate Reduction Bonds.

(a)           Authentication Date. The Rate Reduction Bonds that are authenticated and delivered by the Indenture Trustee to or upon the order of the Issuer on May 8, 2018 (the “Closing Date”) shall have as their date of authentication May 8, 2018.

(b)           Payment Dates. The “Payment Dates” for the Rate Reduction Bonds are February 1st and August 1st of each year or, if any such date is not a Business Day, the next Business Day, commencing on February 1, 2019 and continuing until the earlier of repayment of the Rate Reduction Bonds in full and the Final Maturity Date.

(c)           Expected Amortization Schedule for Principal. Unless an Event of Default shall have occurred and be continuing, on each Payment Date, the Indenture Trustee shall distribute to the Holders of record as of the related Record Date amounts payable pursuant to Section 8.02(e) of the Indenture as principal, in the following order and priority: (1) to the holders of the Tranche A-1 Rate Reduction Bonds, until the Outstanding Amount of such Tranche of Rate Reduction Bonds thereof has been reduced to zero; (2) to the holders of the Tranche A-2 Rate Reduction Bonds, until the Outstanding Amount of such Tranche of Rate Reduction Bonds thereof has been reduced to zero; and (3) to the holders of the Tranche A-3 Rate Reduction Bonds, until the Outstanding Amount of such Tranche of Rate Reduction Bonds thereof has been reduced to zero; provided, however, that in no event shall a principal payment pursuant to this Section 3(c) on any Tranche on a Payment Date be greater than the amount necessary to reduce the Outstanding Amount of such Tranche of Rate Reduction Bonds to the amount specified in the Expected Amortization Schedule that is attached as Schedule A hereto for such Tranche and Payment Date.

(d)           Periodic Interest. “Periodic Interest” will be payable on each Tranche of the Rate Reduction Bonds on each Payment Date in an amount equal to one-half of the product of (i) the applicable Bond Interest Rate and (ii) the Outstanding Amount of the related Tranche of Rate Reduction Bonds as of the close of business on the preceding Payment Date after giving effect to all payments of principal made to the Holders of the related Tranche of Rate Reduction Bonds on such preceding Payment Date; provided, however, that, with respect to the initial Payment Date, or if no payment has yet been made, interest on the outstanding principal balance will accrue from and including the Closing Date to, but excluding, the following Payment Date.

(e)           Book-Entry Rate Reduction Bonds. The Rate Reduction Bonds shall be Book-Entry Rate Reduction Bonds, and the applicable provisions of Section 2.11 of the Indenture shall apply to the Rate Reduction Bonds.

SECTION 4. Authorized Denominations. The Rate Reduction Bonds shall be issuable in denominations of $100,000 and integral multiples of $1,000 in excess thereof, except for one bond, which may be a smaller denomination (the “Authorized Denominations”).

SECTION 5. Delivery and Payment for the Rate Reduction Bonds; Form of the Rate Reduction Bonds. The Indenture Trustee shall deliver the Rate Reduction Bonds to the Issuer when authenticated in accordance with Section 2.03 of the Indenture. The Rate Reduction Bonds of each Tranche shall be in the form of Exhibit A to the Indenture.

SECTION 6. Ratification of Indenture. As supplemented by this Supplement, the Indenture is in all respects ratified and confirmed and the Indenture, as so supplemented by this Supplement, shall be read, taken and construed as one and the same instrument. This Supplement amends, modifies and supplements the Indenture only insofar as it relates to the Rate Reduction Bonds.

SECTION 7. Counterparts. This Supplement may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all of such counterparts shall together constitute but one and the same instrument.

SECTION 8. Governing Law. This Supplement shall be governed by and construed in accordance with the laws of the State of New York; provided, that, except as set forth in Section 8.02(b) of the Indenture, the creation, attachment and perfection of any Liens created under the Indenture in RRB Property, and all rights and remedies of the Indenture Trustee and the Holders with respect to the RRB Property, shall be governed by the laws of the State of New Hampshire.

SECTION 9. Issuer Obligation. No recourse may be taken directly or indirectly by the Holders with respect to the obligations of the Issuer on the Rate Reduction Bonds, under the Indenture or this Supplement or any certificate or other writing delivered in connection herewith or therewith, against (a) any owner of a beneficial interest in the Issuer (including PSNH) or (b) any shareholder, partner, owner, beneficiary, officer, director, employee or agent of the Indenture Trustee, the Managers or any owner of a beneficial interest in the Issuer (including PSNH) in its individual capacity, or of any successor or assign of any of them in their respective individual or corporate capacities, except as any such Person may have expressly agreed. Each Holder by accepting a Rate Reduction Bond specifically confirms the nonrecourse nature of these obligations and waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Rate Reduction Bonds.

SECTION 10. Indenture Trustee and Securities Intermediary Disclaimer. Neither the Indenture Trustee nor the Securities Intermediary is responsible for the validity or sufficiency of this Supplement or for the recitals contained herein.

SECTION 11. Submission to Non-Exclusive Jurisdiction; Waiver of Jury Trial. Each of the Issuer, the Indenture Trustee and each Holder, by accepting Rate Reduction Bond (or interest therein) issued hereunder, hereby irrevocably submits to the non-exclusive jurisdiction of any New York State court sitting in The Borough of Manhattan in The City of New York or any U.S. federal court sitting in The Borough of Manhattan in The City of New York in respect of any suit, action or proceeding arising out of or relating to this Supplement and the Rate Reduction Bonds and irrevocably accepts for itself and in respect of its respective property, generally and unconditionally, jurisdiction of the aforesaid courts. Each of the Issuer, the Indenture Trustee and each Holder, by accepting Rate Reduction Bond (or interest therein) issued hereunder, irrevocably waives, to the fullest extent that it may effectively do so under applicable law, trial by jury.

IN WITNESS WHEREOF, the Issuer and the Indenture Trustee have caused this Supplement to be duly executed by their respective officers thereunto duly authorized as of the day and year first above written.

PSNH FUNDING LLC 3,
as Issuer

By:	/s/ Emilie G. O’Neil
	Name:	Emilie G. O’Neil
	Title:	Assistant Treasurer

THE BANK OF NEW YORK MELLON,
not in its individual capacity but solely as Indenture Trustee and as Securities Intermediary

By:	/s/ Esther Antoine
	Name:	Esther Antoine
	Title:	Vice President

SCHEDULE A
TO SERIES SUPPLEMENT

EXPECTED AMORTIZATION SCHEDULE

OUTSTANDING PRINCIPAL BALANCE

Date	Tranche A-1 Balance	Tranche A-2 Balance	Tranche A-3 Balance
Closing Date	$235,900,000.00	$111,600,000.00	$288,163,200.00
February 1, 2019	$205,173,077.96	$111,600,000.00	$288,163,200.00
August 1, 2019	$183,568,210.89	$111,600,000.00	$288,163,200.00
February 1, 2020	$161,963,343.82	$111,600,000.00	$288,163,200.00
August 1, 2020	$140,358,476.75	$111,600,000.00	$288,163,200.00
February 1, 202	$118,753,609.68	$111,600,000.00	$288,163,200.00
August 1, 2021	$97,148,742.61	$111,600,000.00	$288,163,200.00
February 1, 2022	$75,543,875.54	$111,600,000.00	$288,163,200.00
August 1, 2022	$53,939,008.47	$111,600,000.00	$288,163,200.00
February 1, 2023	$32,334,141.40	$111,600,000.00	$288,163,200.00
August 1, 2023	$10,729,274.33	$111,600,000.00	$288,163,200.00
February 1, 2024	$—	$100,724,407.26	$288,163,200.00
August 1, 2024	$—	$79,119,540.19	$288,163,200.00
February 1, 2025	$—	$57,514,673.12	$288,163,200.00
August 1, 2025	$—	$35,909,806.05	$288,163,200.00
February 1, 2026	$—	$14,304,938.98	$288,163,200.00
August 1, 2026	$—	$—	$280,863,271.91
February 1, 2027	$—	$—	$259,258,404.84
August 1, 2027	$—	$—	$237,653,537.77
February 1, 2028	$—	$—	$216,048,670.70
August 1, 2028	$—	$—	$194,443,803.63
February 1, 2029	$—	$—	$172,838,936.56
August 1, 2029	$—	$—	$151,234,069.49
February 1, 2030	$—	$—	$129,629,202.42
August 1, 2030	$—	$—	$108,024,335.35
February 1, 2031	$—	$—	$86,419,468.28
August 1, 2031	$—	$—	$64,814,601.21
February 1, 2032	$—	$—	$43,209,734.14
August 1, 2032	$—	$—	$21,604,867.07
February 1, 2033	$—	$—	$—